August 9, 2013

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0402

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Barbara Jacobs, Assistant Director

Re:    Google Inc.
    Form 10-K for the fiscal year ended December 31, 2012
    Filed January 29, 2013
    File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”, the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 27, 2013 relating to the Company's Form 10-K for the fiscal year ended December 31, 2012 (File No. 000-50726) filed with the Commission on January 29, 2013 (“2012 Form 10-K”).

Confidential Treatment Request

Because of the sensitive nature of the information contained in the materials supplementally provided to the Staff in connection with Comment No. 1 below, this submission is accompanied by a request for confidential treatment for such information.  Google is requesting confidential treatment for the supplemental materials in connection with the Freedom of Information Act (the “FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding the confidential treatment request should be sent to:

Google Inc.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0402

Attention: General Counsel
1600 Amphitheatre Parkway
Mountain View, CA 94043
Phone: (650) 253-4000
Fax: (650) 649-1920

In this letter, we have referred to the Staff’s Comment No. 1 through 5 received by letter dated June 27, 2013, in italicized, bold type, and have followed it with Google’s response to the Staff’s comments.  In addition, as it relates to Comment No. 4, we have referred to supplemental requests as discussed on our call on July 16, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Businesses, page 30

1. We note your response to prior comment 1. Please explain to us in greater detail why you believe providing additional disclosures at the platform level would not be beneficial and could be misleading to investors. We note your business objective is to eliminate the platform price differential. In this regard, tell us whether all advertising is now under your enhanced campaign and clarify whether this campaign provides one price without distinguishing the type of platform. If these price differentials will continue, this information seems relevant as it will quantify the potential impact if advertisers significantly divert their advertising campaign to mobile instead of desktop platform. As part of your response, quantify the amount of advertising revenues from Google websites and Google Network Members’ websites attributable to mobile, tablets and desktops for each period presented. In addition, describe any additional metrics that you use to manage and analyze this evolving market.

We are supplementally providing (under a separate cover letter) information responsive to the Staff’s request about revenues generated from Google websites and Google Network Members’ websites attributable to mobile, tablets and desktops. The compilation of this information and the information itself constitute confidential information of Google.

We respectfully advise the Staff that as of the date of this letter we have converted substantially all AdWords customers to enhanced campaigns.  Under enhanced campaigns, our advertisers have the ability to modify their bids by device, time of day and location.  From a device perspective, we have grouped desktop and tablets together as we believe that they perform similarly.  Desktop and tablets are set as the baseline for platform-level bids and our advertisers have the flexibility to increase or decrease their bids for mobile.  As consumers are shifting to a multi-screen lifestyle, a corresponding shift in advertising business is occurring as advertisers desire to enhance the relevance of their ads, focusing on the users’ location and time of day as opposed to platform specific factors.  As a consequence, enhanced campaigns was developed to address this shift in advertising strategy and enable advertisers to reach potential customers more easily and effectively in today’s constantly connected world.  Additionally, as the online advertising marketplace matures, we expect over time platform price differentials will continue to move toward normalization.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0402

We note the Staff’s comment regarding the relevance of platform specific revenue disclosures.  However, as we discussed in our prior response to this Comment No. 1, our focus has been and continues to be on aggregate cost per clicks and paid clicks, which enables us to holistically measure the performance of our advertising business.  We believe our current disclosures are aligned with how we manage and evaluate our business.  Furthermore, we believe that additional platform specific disclosures would not be reflective of our business objectives and therefore we do not consider it to be meaningful for our investors' understanding of our business.

2.  We note your response to prior comment 2. Please further explain why disclosing the number of unit shipments sold and average sales price for Motorola Mobile products would not be material to an investor’s understanding of your results. We note that your most recent Form 10-Q also excluded this information. It appears that this information could be analyzed on a sequential basis and would provide meaningful trend data.

We respectfully advise the Staff that subsequent to acquisition, various restructuring activities have been implemented in our Motorola Mobile segment to simplify its product portfolio and improve profitability. As we continue to restructure the business and implement new strategies in Motorola Mobile, such as exiting certain geographies and revising our product portfolio, we believe that no meaningful trends can be derived even on a sequential basis and presenting such data could be misleading because hardware sales in fiscal 2012 and the first two quarters of fiscal 2013 are not reflective of our expectations of the future performance of the Motorola Mobile segment. We will continue to monitor our hardware sales and consider additional disclosures in future filings if and to the extent material to an investor’s understanding of our results.

3. We note from your response to prior comment 3 the number of Android activations in the People’s Republic of China (the “PRC”). Please describe to us the impact that your business decision not to launch the Google Play application in the PRC has had, by comparison, on mobile ad revenues and activations in other geographic regions.

We respectfully advise the Staff that we primarily generate revenues from Google Play by selling digital content, including apps and media content.  While revenues generated from selling digital content through Google Play continues to grow, such revenues have been insignificant to date in the context of our overall business operations.  Further, we generate advertising revenues on both Android and non-Android devices and such revenues are distinct from revenues from Google Play.

We believe the number of Android activations, sales of digital content and advertising revenues in each region is dependent on region-specific factors, such as availability of localized digital content, regulatory environment and local market conditions.  As a result, the growth rate of Android activations and revenues from sales of digital content and advertising varies in each region and we do not believe the growth rates in one region are indicative of potential growth rates in other regions.  Further, certain regulatory and market conditions are unique to the People’s Republic of China (“PRC”).  Consequently, we  have not performed an analysis to quantify the potential impact of not launching Google Play in the PRC.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0402

Consolidated Financial Statements

Note 7. Goodwill and Other Intangible Assets, page 76

4a. Your response to prior comment 4 indicates that substantially all of the goodwill was allocated to the Google segment because the acquisition protects and advances the Android ecosystem. Please compare this statement with your disclosure that states that “the goodwill of $2.5 billion is primarily attributed to the synergies expected to arise after the acquisition.” Explain why the acquisition was essential to the Android ecosystem when this system appears to be well-established. In addition, explain why the Motorola Mobile segment does not appear to benefit significantly from synergies created as a result of the business combination. As part of your response, please tell us your consideration of including a critical accounting policy to describe the estimates and assumptions you consider in your assessment and evaluation of goodwill impairment testing for each reporting unit.

4b. Supplemental questions from the call on July 16, 2013: Please explain why Android is not considered a separate reporting unit. Also, please tell us your consideration of goodwill allocation for Motorola Mobile and Motorola Home.

We respectfully advise the Staff that the statements made in responding to the Staff's prior comment No. 4 and the disclosure related to our acquisition of Motorola Mobility are consistent.  A key synergy from our acquisition of Motorola is Motorola's portfolio of approximately 24,000 patents, which is critical to the continued success of the Android ecosystem given the litigious intellectual property environment we faced (and continue to face) in the smartphone market.  Although we do not generate revenues from Android directly, devices running the Android operating system bring more businesses to Google as compared to non-Android devices. Without Motorola's extensive patent portfolio, Google's ability to protect Android's well-established position would have been challenged in light of continuing litigation from Google's key competitors in the smartphone industry and manufacturers’ willingness to design and develop Android devices could potentially decline, which would impact Google's business going forward. We believe Motorola's patent portfolio helped to maintain existing relationships with our Android mobile device partners which was considered a synergy attributable solely to the Google segment.

Further, we advise the Staff that the Motorola segments (Home and Mobile) did not stand to benefit in a similar manner to the Google segment as these segments were fully utilizing their intellectual property in ongoing operations prior to and post acquisition and Motorola continues to be operated as a separate business subsequent to the acquisition. Post-acquisition, the Google segment has not provided the Motorola Mobile segment any preferential access to the Android system as compared to other Android mobile device partners and Motorola Home is in a different industry where the Google segment does not have significant technologies or strategies that can be leveraged by Motorola Home. Consequently, neither Motorola segment realized significant synergies from the acquisition.  At the acquisition date, we ascribed a full market participant fair value to the Motorola Mobile and Home segments including significant intangible assets related to developed technology and customer relationships. The difference between fair value of these segments and their respective identifiable net assets resulted in the goodwill amount that was assigned to each of these two reporting units. In addition, as discussed in our prior response to this Comment No. 4, the goodwill assigned to the Google segment was supported by a “with-and-without computation” in accordance

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0402

with ASC 350-20-35-43, which measures the difference between the fair value of the Google segment before and after the acquisition of Motorola.

Android is not considered a separate reporting unit in the Google segment because it does not generate revenues directly, is not managed separately and because no discrete financial information is available. Accordingly, we do not provide financial results for Android operations on a standalone basis to the CODM. Additionally, the reporting unit for goodwill impairment testing purposes is at the same level as the applicable operating segment.

Goodwill in each of our reporting units is tested for impairment on an annual basis, or more frequently when any indicator or triggering event occurs that would suggest the reporting unit's fair value may not exceed its carrying amount. As of the last annual goodwill impairment testing date, the fair values of all reporting units were considered to exceed their respective carrying amounts. Considering the trends in our financial position, performance, market and industry, we have not identified any indicators or triggering events indicating goodwill impairment in our Google reporting unit. Additionally, for the Motorola Mobile and Motorola Home reporting units, the amounts of goodwill were not material. Consequently, we believe that disclosure describing estimates and assumptions related to potential goodwill impairment is not warranted at this time.

Note 14. Income Taxes, page 85

5. We note your disclosure that you “have not provided U.S. income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2012 because we intend to permanently reinvest such earnings outside the U.S.” Please explain to us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Describe the type of evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely.

We respectfully advise the Staff that we regularly review the components of our undistributed foreign earnings and evaluate our global funding sources and needs to reaffirm that foreign earnings will continue to be indefinitely reinvested in accordance with the provisions of ASC 740-30-25-17 and 18.  Our analysis is supported by a number of factors, including:

•
Significant needs for foreign earnings to fund continued market growth and expansion outside the U.S. through mergers and acquisitions, on-going research and development, and investments in datacenter and other infrastructure and real property. We also consider our history of continuing to reinvest foreign earnings in our international businesses to further support our analysis. Specifically, we anticipate continued expansion through mergers and acquisitions, and we expect foreign acquisitions to continue to be a significant part of our plan to expand our business internationally. For example, in June 2013, we acquired Waze Limited for approximately $1.0 billion which was funded entirely by our foreign operations. Also, in 2012, we spent approximately $6.8 billion on research and development costs, a large percentage of which was funded by our foreign operations. We expect the sharing of the research and development costs with our foreign operations to continue in future periods. Finally, we expect a significant portion of our future expansion will continue to come from non-U.S. operations that require continued investment, including increasing our datacenter presence outside of the U.S.  As evidence, over

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0402

the past few years, Google spent billions on capital expenditures outside of the U.S. including investments in new datacenter facilities and equipment, and replacements of old datacenter equipment with newer and more technologically advanced and energy efficient equipment.  We also have specific plans to continue the recent practice of buying property rather than leasing, resulting in the need for significantly more foreign cash to fund our strategic property purchases. For example, in 2011, we acquired two buildings in Dublin and opened a research center in France, and early this year, we announced that we will be purchasing land and building new office space in London.

•
Adequate earnings in the U.S. to fund our U.S. operations.  As disclosed in our Liquidity and Capital Resources section of our MD&A, we had $16.7 billion in cash, cash equivalents and marketable securities at December 31, 2012, and positive operating cash flows in both our U.S. and foreign operations, in the amount of $14.6 billion, and $16.6 billion, respectively, in 2011 and 2012, which generally exceeds the amount of cash used for consolidated investing activities.  Our history of consistent positive cash flow is indicative of our ability to continue to fund our U.S. operations with U.S. earnings.

Ready access to capital markets, including debt markets.  In 2011, we issued $3 billion in bonds with a blended interest rate of 2.33%, and we have in place an active $3 billion commercial paper program which provides us access to capital at interest rates as low as 0.3%.  Considering our recent borrowing at very favorable rates, combined with our operational performance, and U.S. liquidity, we believe we can obtain additional funds in the U.S., if necessary, at low cost to us on the open market.

* * * * *

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct your questions or comments to me (tel: (650) 214-5529).  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: (650) 745-1236).  Thank you for your assistance.
Very truly yours,

GOOGLE INC.

/s/ AMIE THUENER

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0402

Amie Thuener
Director, Technical Accounting Controller
cc:        Patrick Pichette
Brent Callinicos
           David C. Drummond, Esq.
           Kent Walker, Esq.
           Kenneth H. Yi, Esq.